UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: January 2024

Commission file number: 001-41557

CLEARMIND MEDICINE INC.

(Translation of registrant’s name into English)

101 – 1220 West 6th Avenue

Vancouver, British Columbia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

CONTENTS

Pricing of Registered Direct Offering and Concurrent Private Placements

On January 11, 2024, Clearmind Medicine Inc. (the “Registrant”), entered into a definitive securities purchase agreement (the “Securities Purchase Agreement”) with investors for the purchase and sale of (i) 1,468,000 of the Registrant’s common shares, no par value (the “Common Shares”) and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 32,000 Common Shares, in a registered direct offering (the “Registered Direct Offering”). The Pre-Funded Warrants will be immediately exercisable at an exercise price of $0.0001 per Common Share and will not expire until exercised in full.

In a concurrent private placement (the “Private Placement” and together with the Registered Direct Offering, the “Offerings”)), the Registrant also agreed to issue to the same investors a total of 1,500,000 common warrants (the “PIPE Warrants”). The PIPE Warrants will be exercisable upon issuance at an exercise price of $1.60 per share and will have a 5-year term from the issuance date. The offering price per Ordinary Share and associated PIPE Warrant was $1.60 and Pre-Funded Warrant and associated PIPE Warrant is $1.5999. The Offerings are expected to close on or about January 16, 2024, subject to the satisfaction of customary closing conditions.

The aggregate gross proceeds to the Registrant of all transactions are expected to be approximately $2.4 million.

In connection with the Securities Purchase Agreement, the Registration entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Registrant is required to file a resale registration statement (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) to register for resale of the Common Shares issuable upon exercise of the unregistered PIPE Warrants, within 30 days of the closing date of the transactions contemplated by the Securities Purchase Agreement (the “Signing Date”), and to have such Registration Statement declared effective within 45 days following the filing date of the Registration Statement in the event the Registration Statement is not reviewed by the SEC, or 75 days following the filing date of the Registration Statement in the event the Registration Statement is reviewed by the SEC. The Registrant will be obligated to pay certain liquidated damages if the Registrant fails to file the Registration Statement when required, fails to cause the Registration Statement to be declared effective by the SEC when required, of if the Registrant fails to maintain the effectiveness of the Registration Statement.

The Securities Purchase Agreement and the Registration Rights Agreement also contain representations, warranties, indemnification and other provisions customary for transactions of this nature. In addition, subject to limited exceptions, the Securities Purchase Agreement provide that for a period of one year following the effective date of the Registration Statement, the Registrant will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the Purchase Agreements. In addition, pursuant to the Purchase Agreements, the Registrant agreed to abide by certain customary standstill restrictions for a period of sixty (60) days following the effective date of the Registration Statement.

The Registrant also entered into a letter agreement (the “Placement Agent Agreement”) with Aegis Capital Corp., as sole placement agent (the “Placement Agent”), dated January 11, 2024, pursuant to which the Placement Agent agreed to serve as the placement agent for in connection with the Registered Direct Offering and the Private Placement. The Registrant agreed to pay the Placement Agent a cash placement fee equal to 8.0% of the gross proceeds received in the Registered Direct Offering and $75,000 for reasonable legal fees and disbursements for the Placement Agent’s counsel.

The Common Shares and Pre-Funded Warrants to be issued in the Registered Direct Offering will be issued pursuant to a prospectus supplement dated as of January 11, 2024, which will be filed with the SEC in connection with a takedown from the Registrant’s shelf registration statement on Form F-3 (File No. 333-275991), which became effective on December 26, 2023. The securities offered in the concurrent private placement are being offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act of 1933, as amended, and/or Regulation D promulgated thereunder, and they are not being offered pursuant to the shelf registration statement. This Report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Common Shares or Pre-Funded Warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the Common Shares or Pre-Funded Warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Copies of the Securities Purchase Agreement, the PIPE Warrant, the Pre-Funded Warrant, the Registration Rights Agreement and the Placement Agent Agreement are filed as Exhibits 10.1, 10.2, 10.3, 10.4 and 10.5, respectively, to this Report and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits.

This Report is incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-275991), filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Copies of the opinions of Daniel N. Bloch and Greenberg Traurig, P.A. relating to the securities issued in the Registered Direct Offering are attached as Exhibits 5.1 and 5.2, respectively.

EXHIBIT INDEX

Exhibit No.
5.1	Opinion of Daniel N. Bloch, Canadian counsel to the Registrant
5.2	Opinion of Greenberg Traurig, P.A., U.S. counsel to the Registrant
10.1	Form of Securities Purchase Agreement
10.2	Form of PIPE Warrant
10.3	Form of Pre-Funded Warrant
10.4	Form of Registration Rights Agreement
10.5	Form of Placement Agent Agreement
23.1	Consent of Daniel N. Bloch (included in Exhibit 5.1)
23.2	Consent of Greenberg Traurig, P.A. (included in Exhibit 5.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clearmind Medicine, Inc.
(Registrant)

Date: January 16, 2024	By:	/s/ Adi Zuloff-Shani
	Name:	Adi Zuloff-Shani
	Title:	Chief Executive Officer

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